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                                                                     EXHIBIT 3
                              EXCO RESOURCES, INC.
                              5735 PINELAND DRIVE
                                   SUITE 235
                               DALLAS, TX  75231



                                August 12, 1998



OCM Principal Opportunities Fund, L.P.
c/o Oaktree Capital Management, LLC
550 South Hope Street, 22nd Floor
Los Angeles, CA 90071
Attention:  Vincent J. Cebula

Dear Sirs:

          This letter confirms the agreement of EXCO Resources, Inc. (the "Company") to provide certain contractual rights set forth below to OCM Principal Opportunities Fund, L.P. (the "Fund") in connection with the Fund's investment in any of the securities of the Company (the "Securities"). During the period of time when the Fund holds Securities, the Fund shall be entitled to the following rights (the "Management Rights"):

          The Fund (or any designated representative on behalf of the Fund) shall be entitled to (a) discuss the business, operations, properties and financial and other conditions of the Company with any authorized officer, employee, agent, representative, director or independent accountant of the Company and, upon reasonable notice to the Company, any such authorized officer, agent, representative, director or independent accountant of any subsidiary of the Company, (b) submit proposals or suggestions to the Company's management from time to time with the requirement that the management of the company and, upon reasonable notice to the Company, management of any subsidiary of the Company shall discuss such proposals or suggestions with the Fund (or any designated representative on behalf of the Fund) within a reasonable period of time after such submission and (c) call a meeting at reasonable times and upon reasonable notice with the management of the Company and, upon reasonable notice to the Company, management of any subsidiary of the Company in order to discuss such proposals or suggestions or for other purposes.

          The Fund agrees that it will not disclose to any third party, other than any of the Fund's or its general partner's, directors, employees, attorneys, accountants or other representatives which the Fund or its general partner reasonably believes have a need to know such information or any other party that is bound by a similar confidentiality agreement with or for the benefit of the Company, any information provided to the Fund by the Company hereunder which is not generally available to the public except (i) any such information which is independently developed by the Fund without the use of any confidential information or



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becomes available to the Fund on a non-confidential basis from a person who to the Fund's knowledge is not bound by a confidentiality agreement with the company, (ii) with the prior express consent of the Company or (iii) as many otherwise be required or requested by any court or governmental agency or as may be required by applicable law.

          The Management Rights granted to the Fund hereunder are not in substitution for, and shall not be deemed to be in limitation of, any rights otherwise available to the Fund as a holder of Securities.

                                       Very truly yours,


                                       By: /s/ DOUGLAS H. MILLER
                                           ----------------------------------
                                           Douglas H. Miller
                                           Chairman and Chief Executive Officer

Agreed to and accepted as of the
date set forth above

OCM Principal Opportunities Fund, L.P.

By: Oaktree Capital Management, LLC
    its General Partner



By: /s/ STEPHEN A. KAPLAN
    ----------------------------------
    Stephen A. Kaplan
    Principal



By: /s/ VINCENT J. CEBULA
    ----------------------------------
    Vincent J. Cebula
    Managing Director